UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                                NUTRITION 21, INC.
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                                (Name of Issuer)


                                  Common Stock
                            par value $.005 per share
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                         (Title of Class of Securities)


                                    67069V108
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                                 (CUSIP Number)


                                 March 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       |_| Rule 13d-1(b)

       |X| Rule 13d-1(c)

       |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Cusip Number: 67069V108                 13G                         Page 2 of 4

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   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       John L. Cassis
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
       (b) [ ]
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   3   SEC USE ONLY

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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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     NUMBER OF         5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           2,403,299(1)
      OWNED BY    --------------------------------------------------------------
        EACH           6   SHARED VOTING POWER
     REPORTING
       PERSON              0
       WITH:
                  --------------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           2,403,299(2)
--------------------------------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           0
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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,403,299
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  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                     |_|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.94%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
--------------------------------------------------------------------------------

(1) Consists of 10,000 shares of common stock issuable to Mr. Cassis upon exercise of an option; 1,330,057 shares of common stock issuable to Cross Atlantic Partners IV, K/S upon conversion of 1,667.226 shares of 6% Series I Convertible Preferred Stock ("Preferred Stock") owned by it; 797,766 shares of common stock issuable to Cross Atlantic Partners V, K/S upon conversion of 1,000 shares of Preferred Stock owned by it; and 265,476 shares of common stock issuable to Nordea Bank Danmark, A/S upon conversion of 332.774 shares of Preferred Stock owned by it. John L. Cassis disclaims beneficial ownership of all securities referred to in this filing except to the extent of his pecuniary interest therein.

(2)   See Note 1.

Cusip Number: 67069V108                 13G                         Page 3 of 4

Item 1.

      (a)   Name of Issuer

            NUTRITION 21, INC., a New York corporation.

      (b)   Address of Issuer's Principal Executive Offices

            4 Manhattanville Road, Purchase, New York 10577-2197

Item 2.

      (a)   Name of Person Filing

            John L. Cassis

      (b)   Address of Principal Business office or, if None, Residence

            Cross Atlantic Partners, Inc., 551 Madison Avenue, 7th Floor, New York NY 10022

      (c)   Citizenship

            U.S.A.

      (d)   Title of Class Securities

            Common Stock, par value $.005 per share

      (e)   CUSIP Number: 67069V108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   [ ] Broker or dealer registered under Section 15 of the Exchange
                Act;

      (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

      (e)   [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

      (a)   Amount beneficially owned:

      (b)   Percent of class: 5.94%

      (c)   Number of shares as to which the person has:

Cusip Number: 67069V108                 13G                         Page 4 of 4


      (i)   Sole power to vote or direct the vote: 2,403,299. See Note 1.

      (ii)  Shared power to vote or to direct the vote: -0-

      (iii) Sole power to dispose or to direct the disposition of: 2,403,299. See Note 1.

      (iv)  Shared power to dispose or to direct the disposition of: -0-


Item 5. Ownership of Five Percent or Less of a Class.

      Not Applicable


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      The entities referred to in Note 1 will have the right to receive dividends on any common stock that is issued to them upon conversion of Preferred Stock that is referred to in Note 1 as owned by them, and the right to receive proceeds from the sale of such common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not Applicable

Item 8. Identification and Classification of Members of the Group.

      Not Applicable

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certification:


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 19, 2005

                                                     /s/ John L. Cassis
                                                     ------------------
                                                     John L. Cassis
                                                     ------------------
                                                     Name/Title